INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, Wisconsin  53212

May15, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”) File No. 333-122901
on behalf of the State Street/Ramius Managed Futures Strategy Fund (the “Fund”)

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the amended Preliminary Schedule 14A (the “Amended Proxy Statement”) of State Street/Ramius Managed Futures Strategy Fund, a series of Investment Managers Series Trust, and corresponding response letters (the “Responses”) filed with the SEC on February 24, 2015, March 9, 2015, and April 1, 2015, as provided orally to the undersigned on April 21, 2015.  The Staff’s comments and our responses are discussed below. References below to the “Proxy Statement” refer to the amended proxy statement filed concurrently with this letter.

1.	The Staff has determined that the proposal, to disclose to shareholders the upper limit of the fee rates charged by each Trading Advisor with respect to the Fund, and the actual aggregate dollar amount paid to each Trading Advisor in the Fund’s last fiscal year, but not to disclose any lower negotiated fee rates set forth in the side letters, is acceptable so long as the Registrant represents that it is actively seeking and applying for the managers of mangers exemptive relief with respect to the Fund.

Response:  The Registrant represents and confirms that the Trust on behalf of the Fund, Ramius Trading Strategies MF Ltd and Ramius Trading Strategies LLC are seeking to apply for the managers of managers exemptive relief.  The application is anticipated to be filed with the SEC within 2 to 3 weeks.

2.	Clarify the disclosure with a better description of how the management fees and incentive fees paid to the Trading Advisors are calculated. Specifically, provide information for the basis of the Trading Level for the management fees and the Net Asset Value determinations for the incentive fees.

Response:  The following material has been included under the heading “Trading Advisors” on pages 7-8 of the Proxy Statement:

The Trading Entities use a form of leverage often referred to as “notional funding” - that is, the nominal trading level for a Trading Entity will exceed the cash deposited in its trading accounts.  SSgA FM’s portfolio managers determine the nominal trading level for each Trading Entity based on a number of factors (including but not limited to each Trading Advisor’s performance and the portfolio managers’ view of each Trading Advisor’s strategy given current market conditions), and generally review the trading levels for the Trading Entities on at least a monthly basis.

For example, if a Trading Entity’s Trading Advisor wants the Trading Entity to trade a $10,000,000 portfolio (the “nominal trading level”) the Trading Entity’s margin requirement may be $500,000. The Trading Entity can either deposit $10,000,000 to “fully fund” the account or deposit only a portion of the $10,000,000, provided that the amount deposited meets the account’s ongoing minimum margin requirements. The difference between the amount of cash deposited in the account and the nominal trading level of the account is referred to as notional funding. The use of notional funding (i.e., leverage) will increase the volatility of the Trading Entities. In addition, the leverage may make the Trading Entities subject to more frequent margin calls. However, additional funds to meet margin calls for a Trading Entity will be available only to the extent of that Trading Entity’s assets and may not be available from the Subsidiary or the Fund, or from any other Trading Entity.

Each Trading Entity’s management fees are based on the nominal trading level and not the value of the cash or other assets held in the trading account, which will cause the management fee rate, as a percentage of the value of the assets in its trading account, to exceed the stated rate.  For illustration purposes only, assume a Trading Entity has assets of $50 million, is notionally funded and uses a nominal trading level of $200 million.  Assume further that the Trading Entity pays its Trading Advisor an annual management fee of 1.5% of the nominal account size, or $3,000,000. While the management fee represents 1.5% of the nominal account size ($200 million), the management fee represents 6% of the value of the assets ($50 million) in the Trading Entity’s trading account.  Each Trading Entity may also pay its Trading Advisor a performance-based fee that will generally be calculated on a basis that includes realized and unrealized appreciation of the Trading Entity’s assets.  A Trading Advisor with positive performance may receive performance-based compensation from the Trading Entity even if the Fund’s overall returns are negative.  Further, because performance fees are frequently calculated on a quarterly or semi-annual basis (or, in some cases, upon a withdrawal of capital), it is possible that a Trading Advisor could earn a performance fee in a year in which its overall performance for the whole year was negative.

3.	With respect to comment number 2, explain how derivatives are valued for the purpose of calculating the advisory fees paid to the Trading Advisors. If the derivatives are valued using the notional amount, a) provide information of the Board’s consideration of the appropriateness of how the advisory fees are calculated and b) disclose in the proxy that the advisory fees are calculated using the notional value of derivatives held by the Fund.

Response: The following information has been included under the heading “Trading Advisors” on pages 7-8 of the Proxy Statement:

For purposes of calculating the advisory fees paid to the Trading Advisors, (i) futures contracts traded on an exchange are generally valued at the last quoted sales price on the applicable valuation date, and (ii) futures contracts not traded on an exchange and swap contracts and other over-the-counter instruments are generally valued based on quotations received from dealers or pricing services deemed appropriate by the Fund’s administrator.  All valuations are based upon policies approved by the Fund’s Board of Trustees.

4.	In addition the Proxy states that the management fee is based on “investment exposure” which can create leverage. Explain how the Fund, in aggregate with the Subsidiary and Trading Entities, complies with Section 18 of the Investment Company Act of 1940.

The Fund has segregated an amount equal to the daily “mark-to-market liability” with respect to the Trading Entities’ positions in cash-settled futures, forwards and swaps, consistent with Staff guidance under Section 18.  Each Trading Entity has entered into an agreement with Morgan Stanley & Co. Inc., with which each Trading Entity clears its futures transactions, pursuant to which Morgan Stanley will liquidate any open positions in physically-settled futures contracts (or options exercisable into physically settled futures contracts) prior to the time at which a Trading Entity would assume an obligation to make or receive physical delivery of any commodity or currency.  As a general matter, because 75% or more of the Fund’s total assets are invested primarily in investment grade fixed income securities, the Fund has a ready source of liquid assets with which to meet the obligations of the Trading Entities with respect to their derivative contracts.

5.	Appendix B of the Advisory Agreements for both PGR Capital LLP and QMS Capital Management LP are slightly different with respect to defining the term “Trading Level”. Explain why these are different and if they are being calculated differently.

Response: The Trading Level for PGR and QMS will not be calculated differently.  QMS preferred to include a more conceptual definition of Trading Level as the sum of actual and notional assets, but the distinction does not have any economic effect, as the Managed Futures Portfolio Managers continue to determine the Trading Level.  The methodology used by the Managed Futures Portfolio Managers to determine the Trading Levels is not changed by the additional language in the QMS agreement.

6.	In addition, Section 4 of the Advisory Agreements states, “The Trading Entity shall inform the Trading Advisor in writing of the initial Trading Level. The Trading Level may be increased or decreased by the Trading Entity, provided that the Trading Entity ensures that at all times there is sufficient capital in the Accounts to cover margin requirements.” Explain how and who decides the trading levels.

Response: As indicated in response #2 above, the material under the heading “Trading Adviosrs” on pages 7-8 of the Proxy Statement indicates as follows:

The Managed Futures Portfolio Managers determine the nominal trading level for each Trading Entity based on a number of factors (including but not limited to each Trading Advisor’s performance and the Managed Futures Portfolio Managers’ view of each Trading Advisor’s strategy given current market conditions), and generally review the trading levels for the Trading Entities on at least a monthly basis.

7.	Attach the trading advisory agreements, with the upper limit of the fee rates charged by each Trading Advisor with respect to the Fund, to the Proxy.

Response:  The trading advisory agreements are attached as Exhibit B to the Proxy Statement.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Secretary
Investment Managers Series Trust